Management’s Discussion and Analysis
For the three and nine months ended September 30, 2023 and 2022
(expressed in thousands of United States dollars, unless otherwise stated)

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of November 8, 2023 and should be read in conjunction with the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022 (the Interim Financial Statements), as well as the audited consolidated financial statements for the years ended December 31, 2022 and 2021, and the related notes thereto (the Annual Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov. Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2022 and dated March 31, 2023, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the condensed consolidated Interim Financial Statements prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, using accounting policies consistent with IFRS. Reference should also be made to the Non-IFRS Measures section of this MD&A for information about non-IFRS measures referred to in this MD&A. All figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.
Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (TSX) and trade under the symbol ARIS and are listed on the NYSE American LLC (the NYSE American) and trade under the symbol ARMN.

Business Overview
Aris Mining is led by an executive team with a track record of creating value through building globally relevant gold mining companies. Aris Mining is the largest gold mining company in Colombia and has significant growth potential. Aris Mining is pursuing acquisition and other growth opportunities to unlock value creation from scale and diversification.

Aris Mining’s mining assets include two operating mines, the Segovia Operations and the Marmato Upper Mine, generating free cash flow to support the Company’s growth projects which comprise the Marmato Lower Mine, the Soto Norte joint venture, and the Toroparu Project.

2023 Q3 and YTD Highlights
Operational and growth
•In August 2023, the Segovia Operations achieved record gold production of 19,406 ounces, the highest monthly production since the expansion of the Maria Dama processing plant in 2022. This contributed to consolidated gold production of 60,193 ounces for the three months ended September 30 (Q3), 2023, reflecting an 11% increase over the three months ended June 30 (Q2), 2023 and an 18% increase over the three months ended March 30 (Q1), 2023.
•For the nine months ending September 30 (YTD), 2023, total production was 165,099 ounces of gold with an AISC1 of $1,247 per ounce (oz)
◦Segovia Operations had attributable production from owner-operated mining of 82,164 ounces at an AISC1 of $1,064 per ounce, and 63,752 ounces from partner-operated mining, at an AISC of $1,235 per ounce. Partner-operating mining encompasses contractor workforce as well as the acquisition of mill-feed from artisanal and small-scale miner units.
◦Segovia Operations generated free cash flow before tax and expansion capital of $117.9 million1.
•Income from mining operations of $102.6 million for YTD 2023.
•EBITDA1 of $90.4 million and adjusted EBITDA1 of $119.7 million for YTD 2023.
•On a YTD basis, the Company spent $55.5 million on growth and expansion investments1, including $16.8 million at the Segovia Operations, $25.5 million at the Marmato Upper and Lower Mines, and $13.2 million at the Toroparu Project.
•For YTD 2023, the Segovia Operations has incurred $10.5 million of the planned $17 million on a strategic exploration and infill drilling program.
•Net earnings of $15.3 million or $0.11 per share for YTD 2023, including net earnings of $12.4 million or $0.09 per share in Q3 2023.
•Adjusted earnings1 of $40.4 million or $0.30 per share for YTD 2023, including adjusted earnings of $14.4 million or $0.11 per share in Q3 2023.
1 Total cash costs per ounce, AISC ($ per oz sold), adjusted earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA, free cash flow, sustaining capital and non-sustaining capital are non-IFRS financial measures and non-IFRS ratios in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-IFRS Measures section for a full reconciliation of total cash costs per ounce, AISC ($ per oz sold), adjusted earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Interim Financial Statements and refer to the Operations Review - Segovia Operations section for full details on free cash flow generated from operations.
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Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

•Cash and cash-equivalents of $210.8 million as of September 30, 2023.
•On November 2, 2023, the Company announced an updated mineral resource estimate for the Segovia Operations, effective September 30, 2023 (the “2023 MRE”). Compared to the 2022 MRE, the updated 2023 MRE reflects a significant increase in measured and indicated resources by 114% to 3.6 million ounces (Moz) of gold, and an increase in inferred resources by 13% to 1.8 Moz of gold2.
•On July 12, 2023, the Company announced approval from the Corporación Autónoma Regional del Caldas (Corpocaldas), a regional environmental authority in Colombia, of the Environmental Management Plan (PMA) which permits the development of the Marmato Lower Mine. In late Q3 2023, construction of the Marmato Lower Mine commenced.
•On September 14, 2023, the Company commenced trading of its common shares on the NYSE American under the ticker symbol ARMN.

Responsible mining and shared value
•On October 6, 2023, the Company published its 2022 Sustainability Report which summarizes the Company's performance within relevant Sustainability Accounting Standards Board metrics, focusing on key aspects of Aris Mining's policies and practices as an environmentally and socially conscious gold miner.
•Advancing permitting of the Soto Norte Project with a favourable delimitation process of the Páramo de Santurbán completed in June 2023 by local communities and government authorities in the four municipalities related to the Project. The Company expects the Colombian Ministry of Environment to issue its final resolution of the delimitation in Q4 2023.
•Strengthened our culture of harm prevention through the continued commitment to the principles of Vision Zer000, a program introduced to integrate safety, health and well-being into our daily actions.
•Paid social contributions of $7.5 million during the nine months ended September 30, 2023, to the local communities in which we operate, structured under a transparent social investment policy that aligns with government development plans and Aris Mining’s stakeholder engagement policy.

2 See section Mineral Resources and Mineral Reserves for the full disclosure
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Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Operating Results
Operating results for the three months ended September 30, 2023, June 30, 2023 and March 31, 2023 and nine months ended September 30, 2023 are shown below:

	Three months ended,			Nine months ended,
	September 30, 2023	June 30, 2023	March 31, 2023	September 30, 2023
Gold sold (ounces)	59,040	54,228	49,158	162,426
Gold produced (ounces)	60,193	54,003	50,903	165,099
Average realized gold price ($/ounce sold)	1,913	1,959	1,869	1,915
Gold revenue ($’000)	112,955	106,239	91,864	311,057
Cash costs ($/ounce sold)[1]	1,027	1,019	922	993
AISC ($/ounce sold)[1]	1,286	1,234	1,214	1,247

Income from mining operations ($’000)	34,563	34,877	33,152	102,592
Net cash provided by operating activities ($’000)	44,765	9,279	19,690	73,733

EBITDA ($’000)[1]	38,787	30,496	21,105	90,389
Adjusted EBITDA ($’000)[1]	41,555	39,528	38,646	119,733

Net earnings (loss) ($’000)	12,442	8,258	(5,401)	15,299
Adjusted earnings ($'000)[1]	14,413	14,837	11,176	40,429

Earnings (loss) per share – basic ($)	0.09	0.06	(0.04)	0.11
Adjusted earnings per share – basic ($)[1]	0.11	0.11	0.08	0.30

Balance sheet, as at ($'000s)	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Cash and cash equivalents	210,838	214,344	299,350	299,461
Total assets	1,275,718	1,235,023	1,212,688	1,242,120
Total debt[2]
Senior Notes	300,000	300,000	300,000	300,000
Gold Notes	60,465	62,312	64,159	66,006
Convertible Debentures	13,306	13,593	13,300	13,300
Shareholders’ equity	598,366	570,679	513,104	501,375
1.Refer to the Non-IFRS Measures section for a full reconciliation on cash costs ($ per oz sold), AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted earnings and additions to mining interests. Comparative cash cost and AISC values have been adjusted from amounts disclosed prior to Q3 2022 following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.
2.The face value of long-term debt as at September 30, 2023 is as disclosed in Note 10 to the Interim Financial Statements.

Gold sold totaled 59,040 ounces in Q3 2023, representing an increase of 9% over Q2 2023 and an increase of 20% over Q1 2023 - driven by increased production as operations continue to stabilize following the national explosives shortage in Colombia that manifested in Q1 of 2023. Gold revenue for Q3 2023 increased by 6% over Q2 2023 to $113.0 million, driven by the increase in gold ounces sold and marginally offset by a 2% decrease in the average realized price of gold to $1,913 per ounce sold.

Cash costs per ounce sold for Q3 2023 remained flat when compared to Q2 2023, impacted by the continued strengthening of the Colombian peso (COP) against the US dollar during the quarter despite higher production. The Colombian peso has appreciated by 16% against the US dollar over the nine months ended September 30, 2023, which has resulted in higher US dollar equivalent costs for locally sourced COP-denominated goods and services.

Over the nine months ended September 30, 2023, the Company continued to ramp up lead and zinc concentrate shipments from the Segovia Operations polymetallic plant, contributing $7.7 million in revenue. Income from mining operations for Q3 2023 remained in line with prior quarters at $34.6 million, with total income from mining operations YTD 2023 reaching $102.6 million.

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Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Net cash provided by operating activities of $44.8 million in Q3 2023 reflects an increase of $35.5 million from Q2 2023, driven by improved gold sales and impacted by the annual income tax payments made by the Segovia Operations in Q2 2023.

EBITDA for Q3 2023 increased by 27% over Q2 2023 to $38.8 million, bringing the total EBITDA YTD 2023 to $90.4 million. Adjusted EBITDA for Q3 2023 increased by 5% over Q2 2023 to $41.6 million, with adjusted EBITDA YTD 2023 totaling $119.7 million.

Project Updates
Marmato Lower Mine
•On July 12, 2023, the Company announced that it had received approval from Corpocaldas, a regional environmental authority in Colombia, of the modification to its PMA, which permits the development of the Marmato Lower Mine.
◦Since announcing the approval of the PMA modification, the Company has ramped up key construction and other activities including:
▪construction of the new access road commenced, which is a critical step in establishing infrastructure to support the construction of the new process plant, mine and non-process infrastructure;
▪tenders related to key long-lead items have been received and are progressing through the adjudication stage before orders are placed in Q4 2023; and
▪working closely with the Ausenco, the EPCM contractor for the processing plant. The design and engineering work of the process plant is well-advanced across all disciplines and the bulk of non-critical component bids have been issued to the market. The new 4,000 tonnes per day (tpd) processing plant is on schedule for mechanical completion by the end of Q3 2025.
◦Construction of the new underground mine will provide access to the wider porphyry mineralization below the current Upper Mine, which allows for mechanical bulk mining methods in the Lower Mine.
◦The Upper and Lower Mine have a measured and indicated mineral resource of 6.0 million ounces (Moz) of gold, which includes proven and probable mineral reserves of 3.2 Moz of gold3.

Soto Norte
•Aris Mining is leading a new approach to engagement with government, regulators, local communities, artisanal and small-scale miners in the project area, and the Agencia Nacional de Minería and introduced additional scope in communications strategies to expand awareness and understanding of the Soto Norte Project.
•The Soto Norte Project team continues with environmental and technical studies to support a new Environment and Social Impact Assessment (ESIA) application.
•Calimineros, the artisanal and small-miner group at Soto Norte, are finalizing pre-operative activities and expect to start operations in Q1 2024. The Company plans to process the material mined by Calimineros at the Segovia Operations’ Maria Dama processing plant.
•Delimitation of the Páramo de Santurbán, a protected area of the Andes mountains, was completed in June 2023 and supported by the four municipalities related to the Soto Norte Project. The agreed delimitation, as mandated in 2017 by the Colombian Constitutional Court, was completed, in alignment with local, regional, and national government, as well as local communities. The Company expects the Colombian Ministry of Environment to issue its final resolution of the delimitation in Q4 2023.

Toroparu
•Following completion of the Aris Mining Transaction (as defined herein), management commenced a re-evaluation process for the Toroparu Project and reduced previously planned expenditures until the evaluation is complete and the development plan is fully defined.
•The Company announced the results of the updated mineral resource estimate effective February 10, 2023, based on a new detailed structural analysis and updated geological model, confirming that Toroparu is a
3 See section Mineral Resources and Mineral Reserves for the full disclosure.
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Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022 large-scale gold-copper deposit with an updated measured and indicated mineral resource estimate of 5.4 million ounces of gold and 118 thousand tonnes of copper, and an inferred mineral resource estimate of 1.2 million ounces of gold4.
•Aris Mining management is progressing additional studies to update, fully-define and optimize the development plan.
•During YTD 2023, the Company incurred expenditures totaling $13.2 million related to the Toroparu Project, which has been steadily decreasing on a quarterly basis.

Outlook
Aris Mining has established a strong group of high-quality mining assets that combines free cash flow generation from current operations, attractive large-scale development projects with long mine lives and growth potential from exploration upside.

Construction of the new underground mine at Marmato will provide access to the wider porphyry mineralization below the current Upper Mine, which allows for bulk mining methods in the Lower Mine. The construction plan is expected to allow the existing Upper Mine to continue producing in the range of 20,000 to 30,000 ounces per year, aligned with the 25,216 ounces produced in 2022 and updated 2023 production estimates. The Upper and Lower Mines have a measured and indicated mineral resource of 6.0 million ounces of gold, which includes a proven and probable mineral reserve of 3.2 million ounces. The expanded Marmato Mine is expected to deliver average production of 162,000 ounces per year over a nearly 20-year mine life from the mineral reserves4. At the Marmato Lower Mine, tender bids for key long lead procurement items are currently in the market with orders to be placed in Q4 2023 and a ramp up of construction activities as the project progresses into 2024.

During YTD 2023, the Segovia Operations produced 148,221 ounces of gold at an AISC of $1,139 per ounce, positioning the operation to achieve the high end of the production guidance of 195,000 to 210,000 ounces and meet the AISC/oz guidance of $1,125 to $1,175. During Q4 2023, gold production at the Segovia Operations is expected to continue achieving results similar to August and September of approximately 19,000 ounces per month, as a result of processing rates stabilizing at name plate capacity of 2,000 tonnes per day and explosive availability normalizing. In addition, a consistent mill-feed purchased from partner-operated mining is expected for the remainder of the year.

On a consolidated basis, including the Marmato Upper Mine, Aris Mining expects to meet the high end of its revised production guidance to produce between 220,000 and 240,000 ounces during 2023.

While Aris Mining continues to seek growth opportunities via business combinations and the acquisition of producing mines or advanced development-stage projects, the Company’s key objectives for 2023 include:
•implement targeted exploration programs at both Segovia and Marmato that prioritize expansion of mineral resources and their conversion to mineral reserves with planned exploration expenditures of $19 million in 2023;
•advance the Soto Norte Project environmental licensing process with the submission of a new environmental assessment study to ANLA; and
•progress additional studies to update, fully define and optimize the Toroparu development plan.

4 See section Mineral Resources and Mineral Reserves for the full disclosure and section Qualified Person and Technical Information for a reference to the technical report.
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Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Operations Review
Segovia Operations
The Segovia Operations generated $117.9 million in positive free cash flow before taxes and expansion capital for the nine months ending September 30, 2023, reflecting an increase of 11% over the same period in 2022.

	Three months ended,				Nine months ended,
Operating Information	September 30, 2023	June 30, 2023	March 31, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore processed (t)	163,205	154,105	149,965	165,258	467,274	455,657
Average gold grade processed (g/t)	10.77	10.13	10.11	11.42	10.34	11.95
Recoveries (%)	95.5%	95.4%	95.4%	90.1%	95.4%	90.0%
Gold produced (ounces)	53,826	47,882	46,513	54,630	148,221	157,571
Gold sold (ounces)	52,627	48,381	44,908	53,411	145,916	160,940

Gold revenue ($'000s)	$100,712	$95,186	$83,943	$92,869	$279,840	$292,803

Mining costs	40,831	33,620	29,720	31,706	104,171	98,927
Processing costs	6,117	5,707	4,403	4,317	16,227	13,757
Administration and security costs	6,745	6,771	5,685	4,634	19,201	15,163
Inventory movement and other costs	(352)	1,444	1,615	57	2,707	3,523
By-product and concentrate revenue	(3,153)	(2,755)	(4,877)	(1,040)	(10,785)	(3,799)
Total cash costs[1]	50,188	44,787	36,546	39,674	131,521	127,571
Cash cost per ounce sold[1]	$954	$926	$814	$743	$901	$793

Royalties	3,202	3,488	2,660	3,063	9,350	9,551
Social contributions	2,249	2,419	2,404	3,175	7,072	9,138
Sustaining capital - infill exploration	1,298	336	820	3,613	2,454	10,975
Other sustaining capital expenditures	5,894	2,702	7,167	12,186	15,762	25,558
All-in sustaining costs[1]	62,831	53,732	49,597	61,711	166,159	182,793
All-in sustaining cost per ounce sold[1]	$1,194	$1,111	$1,104	$1,155	$1,139	$1,136

AISC Margin	37,881	41,454	34,346	31,158	113,681	110,010

Working capital movements and other expenses	(4,692)	16,115	(5,220)	(10,375)	6,203	3,525
Foreign exchange movement	1,600	(1,378)	(2,161)	(5,528)	(1,939)	(7,433)
Free cash flow before tax and expansion capital	34,789	56,191	26,965	15,254	117,946	106,102

Taxes paid	—	(52,916)	—	(2,609)	(52,916)	(47,860)
Non-sustaining capital - regional exploration	(2,557)	(2,929)	(2,532)	(1,651)	(8,018)	(3,726)
Other non-sustaining capital	(4,012)	(4,710)	(109)	(69)	(8,831)	(2,376)

Free cash flow after tax and expansion capital	28,220	(4,364)	24,324	10,925	48,181	52,140
1.Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Gold production at the Segovia Operations of 53,826 ounces for Q3 2023 reflected an increase of 12% over Q2 2023 and an increase of 16% over Q1 2023, bringing the total production for YTD 2023 to 148,221 ounces. This increase is representative of the Segovia Operations returning to steady-state production following the completion of repairs to the Maria Dama plant in Q2 2023 after a crusher fire in December 2022, as well as increased ore availability. The Maria Dama plant operated at 95% of its nameplate capacity during Q3 2023.

Cash costs per ounce sold in Q3 2023 were $954, an increase of 28% over the same period in 2022, and cash costs increased to $901 per ounce sold for YTD 2023. Operating costs for Q3 2023 and YTD 2023 were adversely impacted by high inflation and the strengthening COP. Inflation in Colombia remained elevated during the quarter at 10.99% while the COP strengthened against the US dollar period over period by 12% from USD1:COP4,532 on September 30, 2022 to USD1:COP4,054 on September 30, 2023 - and strengthened by 19% during the first nine months of 2023, from
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Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

USD1:COP 4,810 on December 31, 2022. By-product and concentrate revenue credits included in total cash costs increased by $7.0 to $10.8 million YTD 2023, as zinc and lead concentrate shipments ramped up from the polymetallic plant commissioned in Q4 2022. By-product and concentrate credits included in total cash costs for Q3 2023 increased to $3.2 million over $1.0 million in Q2 2022.

AISC per ounce sold increased in Q3 2023 and YTD 2023 when compared to the same periods in 2022, driven by the increase in cash costs as explained above, partially offset by a decrease in sustaining capital spend. After taking into account the impact of 6% lower gold sales over the same period in 2022, AISC per ounce sold YTD 2023 was $1,139 - compared to AISC per ounce sold of $1,136 YTD 2022.

Sustaining capital expenditures of $16.5 million at the Segovia Operations YTD 2023 included:
•$2.5 million for ongoing infill drilling and mine geology campaigns at the four operating mines;
•$8.8 million for ongoing mine development; and
•$4.0 million for underground equipment, infrastructure improvements and tailings storage expansion.

Non-sustaining capital expenditures of $16.8 million at the Segovia Operations YTD 2023 included $8.0 million related to drilling completed under the strategic exploration program, $3.2 million related to new titles acquired adjacent to Segovia Operations, $2.5 million related to non-sustaining mine development and equipment purchases, and $1.0 million for the new Enterprise Resource Planning System (ERP). The new ERP, which is designed to provide improved performance management and cost transparency and control for the Segovia Operations, successfully launched at the beginning of Q3 2023. For YTD 2023, and included as part of sustaining and non-sustaining capital expenditures, the Segovia Operations has incurred $10.5 million of the planned $17 million on a strategic exploration and infill drilling program.

As it relates to quarterly cashflow generation, the Segovia Operations generated $28.2 million in free cashflow after tax and expansion capital for Q3 2023, reflecting an increase of $17.3 million over the same period in 2022. Free cashflow after tax and expansion capital YTD 2023 reached $48.2 million, representing a $4.0 decrease over YTD 2022 - impacted largely by strategic investments in expansionary capital expenditures and exploration which increased by $6.5 million period over period.

The price of mill feed purchased from the contractor and the artisanal and small-scale miner segments of the Segovia Operations (collectively “partner-operated mining”) is contractually determined using the grade of the material and the market price of gold at the time of purchase. Over a period of time, the price of this purchased mill feed will fluctuate in line with movements in the market price of gold – allowing for consistent margins from the partner-operated mining segment. This pricing mechanism also creates a natural hedge to currency fluctuations and further allows these groups to be active participants to changes in the market price of gold. As a consequence of these fluctuations in the gold price, the Company is not able to control the input costs associated with the mill feed purchased from partner-operated mining to the same degree as the material sourced by owner-operated mining, where it has control over all aspects of the mining operations and the associated input costs. As a result, the full cost of production associated with the mill feed purchased from partner-operated mining is generally higher than the material sourced from owner-operated mines at the current gold prices. The table below reconciles the cash cost per ounce sold and the AISC per ounce sold for material sourced from owner-operated mines and other partner-operated mines to the totals for the consolidated Segovia Operations:

	Three months ended September 30, 2023			Nine months ended September 30, 2023
	Owner Operated mining[1]	Partner Operated mining[2]	Total Segovia	Owner Operated mining[1]	Partner Operated mining[2]	Total Segovia
Attributable gold sold (ounces)	30,030	22,597	52,627	82,164	63,752	145,916

Total cash costs ($'000)[3]	23,602	26,586	50,188	60,436	71,085	131,521
Cash cost per ounce sold ($/ounce)[3]	$786	$1,177	$954	$736	$1,115	$901

All-in sustaining costs ($'000)[3]	33,279	29,553	62,831	87,449	78,709	166,159
AISC cost per ounce sold ($/ounce)[3]	$1,108	$1,308	$1,194	$1,064	$1,235	$1,139
1.Includes Company-operated areas within the mines, utilizing owner-managed labour.
2.Comprises contractor-operated and other small-scale mining operations within the Company’s mining title that are operated by miners under contract to deliver the mill feed mined to the Company’s Maria Dama plant for processing.
3.Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.
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Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Marmato Lower Mine Project
On July 12, 2023, the Company announced that it has received approval from Corpocaldas of the PMA modification which permits the development of the Marmato Lower Mine. In late Q3 2023, construction of the Marmato Lower Mine commenced.

During the three months ended September 30, 2023, Lower Mine expenditures totaled $8.4 million, which included $3.5 million for mine infrastructure, land acquisitions and environmental studies and $4.3 million for engineering and design studies and $0.6 million for other project-related costs.

Marmato Upper Mine
•On April 20, 2023, the Company entered into an agreement to form a new partnership with approximately 260 artisanal and small-scale miners to deliver high-grade material from Level 16 of the currently operating Marmato Upper Mine.
◦Since commencing operations on Level 16 in early May 2023, artisanal and small-scale miners delivered 1,423 tonnes of material at an average gold grade of 6.21 g/t to the end of September 2023.
◦Aris Mining is assisting artisanal and small-scale miners in establishing a sustainable partnership model which shares Aris Mining's technical, operational and environmental management expertise to improve overall efficiency and safety.
◦The installation of a dedicated crusher at surface to process the high-grade ore is well advanced, which is expected to assist in ramping up production from the artisanal and small-scale miners.
◦The inclusion of the highly productive workforce is expected to enhance the overall performance of the Upper Mine while expanding our commitment to building responsible and profitable partnerships with artisanal and small-scale miners in Colombia

The Company acquired control of Aris Gold, the former owner of the Marmato Mine, following the closing of the Aris Mining Transaction on September 26, 2022. As a result, the comparative information presented below for Q3 and YTD 2022 are from the condensed consolidated interim financial statements and accompanying notes thereto of Aris Mining Holdings Corp. (formerly Aris Gold Corporation), a wholly-owned subsidiary of Aris Mining Corporation, for the three and nine months ended September 30, 2022 and 2021 (the Aris Holdings Interim Financial Statements).

	Three months ended,				Nine months ended,
Operating Information[1]	September 30,2023	June 30, 2023	March 31,2023	September 30,2022	September 30,2023	September 30,2022
Tonnes of ore processed (t)	70,294	62,505	50,999	53,662	183,798	216,091
Average gold grade processed (g/t)	3.14	3.33	2.93	3.27	3.15	3.10
Gold recovery (%)	90.3%	91.0%	89.7%	91.8%	90.4%	92.7%
Gold produced (ounces)	6,367	6,121	4,390	5,176	16,878	20,006
Gold sold (ounces)	6,413	5,847	4,250	5,925	16,510	21,322
Cash costs ($ per oz sold)[2]	1,630	1,790	2,068	1,480	1,799	1,319
AISC ($ per oz sold)[2]	2,040	2,258	2,370	1,714	2,202	1,550
1.The Marmato Mine information included for the three and nine months ending September 30, 2022 comprises operating results while the mine was under the control of Aris Gold. The Marmato Mine information included for the three months ending March 31, 2023, the three months ending June 30, 2023,and the three and nine months ending September 30, 2023 comprises operating results while under the control of Aris Mining, following the closing of the Aris Mining Transaction on September 26, 2022.
2.Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Gold production for Q3 2023 increased by 23% compared to the same period in 2022 to 6,367 ounces, driven by a 31% increase in tonnes processed for the quarter as the operations continued to recover from the national explosives shortage in Colombia, which manifested in Q1 2023. The explosives shortage resulted in lower mine development, which impacted stope availability and production in the first six months of the year. Higher tonnes processed were marginally offset by a 4% decrease in gold grade to 3.14 g/t for Q3 2023, compared to Q3 2022. Gold production YTD 2023 decreased by 16% compared to the same period in 2022 to 16,878 ounces, driven by a 15% decrease in tonnes processed and a 3% decrease in gold recovery for the period, offset marginally by a 2% increase in grade.
The cost of the increased tonnes mined and processed in Q3 2023 versus Q3 2022 contributed to a 10% increase in costs cash costs per ounce sold to $1,630 (Q3 2022: $1,480 per ounce sold). Cash cost per ounce sold YTD 2023
                                                Page | 9

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022 increased by 36% to $1,799 over the same period in 2022 (YTD 2022: $1,319 per ounce sold), driven in large part by the weaker production in the first six months of 2023 as a result of the national explosives shortage in Colombia.
Sustaining capital additions were $1.5 million for Q3 2023, compared to $0.5 million for Q3 2022. YTD 2023, sustaining capital additions were $3.4 million, compared to $1.2 million YTD 2022. AISC for Q3 2023 was $2,040 per ounce sold (Q3 2022: $1,714 per ounce sold), while AISC YTD 2023 amounted to $2,202 per ounce sold (YTD 2022: $1,550 per ounce sold). The higher total cash cost per ounce sold, in addition to an increase in sustaining capital spend over the same periods in 2022, resulted in a 19% increase and 42% increase in AISC, respectively, for Q3 2023 and YTD 2023 when compared to the same periods in 2022.
Soto Norte
The Company holds a 20% interest in, and is the operator of, the Soto Norte Project in Colombia, with the option to acquire a further 30% interest. A Feasibility Study5 on the Soto Norte Project estimates a steady-state production rate of 450,000 ounces of gold per year at life-of-mine AISC of $471 per ounce of gold. In response to the detailed technical feedback provided by ANLA to the former operators in 2021, Aris Mining is leading the drafting and submission of a new ESIA. During the three-months ended September 30, 2023, drafting of the new ESIA continued to advance. Delimitation of the Páramo was completed in June 2023 and supported by the four municipalities surrounding the Soto Norte Project. The agreed delimitation, as mandated in 2017 by the Colombian Constitutional Court, was completed, in alignment with local, regional, and national government, as well as local communities. The Company expects the Colombian Ministry of Environment to issue its final resolution of the delimitation in Q4 2023.

As operator, Aris Mining’s team is contributing its knowledge and experience and ensuring a respectful consultation process with the local stakeholders. Aris Mining is also evaluating opportunities to support rolling out a Small-Scale Miners Program at Soto Norte, based on the highly successful model developed at the Segovia Operations. The Company also expects to have its flagship partner-operated mining program in Soto Norte, with the Calimineros group, to start operations in Q1 2024. While the Soto Norte project progresses toward construction, the Company plans to process the material mined by Calimineros at the Segovia Operations’ Maria Dama processing plant using the existing "for-profit" partnership model.
Soto Norte will be a significant project for the local and regional communities, providing employment and skills training for up to 1,800 construction contractors and up to 940 full time operations employees, and a strategy to procure goods and services from the regional community.

5 See section entitled Qualified Person and Technical Information for reference to the Soto Norte Technical Report.
                                                Page | 10

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Summary of Financial Performance

	Three months ended September 30,		Nine months ended September 30,
($’000)	2023	2022	2023	2022

Revenue	$116,469	$93,909	$322,691	$296,602

Costs and expenses
Cost of sales	68,534	43,777	185,186	140,921
Depreciation and depletion	10,938	7,131	27,409	24,332
Social contributions	2,434	3,175	7,504	9,138
Income from mining operations	34,563	39,826	102,592	122,211

Acquisition and restructuring costs	—	(21,648)	—	(21,648)
General and administrative costs	(3,925)	(5,700)	(10,300)	(14,502)
Revaluation of Aris Gold to acquisition price	—	(28,217)	—	(28,217)
Revaluation of investment in Denarius	—	—	(10,023)	—
Loss on derecognition of assets	—	(1,311)	—	(1,311)
Income (loss) from equity accounting in investees	1,063	(6,985)	(3,608)	(9,112)
Share-based compensation	(528)	(1,633)	(2,134)	(1,693)
Other expenses	(21)	(1,140)	31	(1,140)
Income (loss) from operations	31,152	(26,808)	76,558	44,588

(Loss) gain on financial instruments	(1,017)	(4,668)	(1,713)	13,246
Finance income	3,672	1,804	8,203	3,883
Interest and accretion	(6,757)	(6,515)	(22,384)	(19,453)
Foreign exchange gain (loss)	(2,285)	1,514	(11,865)	1,953
Earnings (loss) before income tax	24,765	(34,673)	48,799	44,217

Income tax (expense) recovery
Current	(12,153)	(16,858)	(35,289)	(52,836)
Deferred	(170)	3,181	1,789	4,472
	(12,323)	(13,677)	(33,500)	(48,364)

Net earnings (loss)	$12,442	$(48,350)	$15,299	$(4,147)

(Loss) earnings per share – basic	$0.09	$(0.48)	$0.11	$(0.04)
(Loss) earnings per share – diluted	$0.09	$(0.48)	$0.10	$(0.18)

Revenue increased by 24% and 9% for the three and nine months ended September 30, 2023, respectively, over the same periods in 2022. For Q3 2023, gold ounces sold increased by 11% to 59,040 and the average realized gold price per ounce increased by 10% to $1,913 over Q3 2022 (Q3 2022: $1,739 per ounce). YTD 2023 gold ounces sold were consistent with the same period in 2022, with the increase in revenue attributable to a 5% increase in the average realized gold price per ounce to $1,915 (YTD 2022: $1,819 per ounce). Following the commissioning of the Segovia Operations' polymetallic plant in Q4 2022, the Company commenced lead and zinc concentrate shipments during 2023, with concentrate sales contributing $7.7 million in revenue YTD 2023 and $2.0 for Q3 2023.
The cost of sales for Q3 2023 and YTD 2023 increased by 57% and 31% respectively over the same periods in 2022. The increase is largely attributable to the inclusion of the higher-cost Marmato Upper Mine operating results for Q3 2023 and YTD 2023, following the close of the Aris Mining Transaction on September 26, 2022. Operating costs for Q3 2023 and YTD 2023 were also adversely impacted by high inflation and the strengthening COP. Inflation in Colombia remained elevated during the quarter at 10.99%, down from the historic highs of 13.34% at the end of March, 2023. During Q3 2023 and throughout 2023, the high inflation impacted the cost of production inputs and other operating costs when compared to the corresponding periods in 2022. The COP strengthened against the US dollar period over period by 12% from USD1:COP4,532 on September 30, 2022 to USD1:COP4,054 on September 30, 2023, and strengthened by 19% during the first nine months of 2023, from USD1:COP 4,810 on December 31, 2022.
                                                Page | 11

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

As a result of the Aris Mining Transaction, the Company revalued its investment in Aris Gold Corporation (Aris Gold) to the acquisition price in Q3 2022 at the time of closing the transaction resulting in a $28.2 million non-cash loss, representing the difference between the carrying value of the equity investment of Aris Gold and the fair value of the consideration on the valuation date of September 26, 2022. Refer to the Acquisition of Aris Gold section for further details. The Company incurred $21.6 million in costs related to acquisition and restructuring in Q3 of 2022 in connection with the closing of the Aris Mining Transaction. These costs comprised $15.9 million in termination and change of control payments to former management of GCM Mining and $5.7 million in fees and other acquisition-related costs.

During the nine months ended September 30, 2023, the Company recorded a $10.0 million expense related to the revaluation of its investment in Denarius. During 2023, Denarius completed two equity offerings which resulted in the Company holding a reduced ownership percentage in Denarius. The Company concluded that it no longer had significant influence in the investee, and therefore, discontinued accounting for the investment using the equity method from April 4, 2023, being the date of the completion of Denarius’ most recent private placement, and began carrying the investment at fair value through profit or loss. The Company recorded a loss on discontinuation of the equity method of $10.0 million (YTD 2022: $nil) and reclassified the fair value of the Denarius investment to other financial assets. The loss was calculated as the difference between the fair value of Aris Mining’s retained interest and the carrying amount of the investment in Denarius at the date the equity method was discontinued, including a $1.9 million loss previously recognized in other comprehensive income that was reclassified to profit and loss on discontinuation of the equity method.

The Company has a number of financial instruments which incur changes in fair value from quarter to quarter and are recognized at fair value through profit and loss. In Q3 2023, the Company recorded a net loss on financial instruments of $1.0 million compared with $4.7 million in the same period in 2022. During YTD 2023, the Company recorded a net loss on financial instruments of $1.7 million compared with a net gain on financial instruments of $13.2 million in the same period in 2022. The major components of the gain/(loss) on financial instruments in the current and prior periods presented are outlined below:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Financial Assets
Aris Gold warrants	—	(2,356)	—	(4,202)
Gold Notes	—	2	—	(115)
Investment in Denarius	(1,192)	—	(362)	—
Denarius warrants	(172)	(1,021)	(248)	(4,328)
Convertible debenture	—	891	—	—
Embedded derivative asset in Senior Notes	—	—	—	(996)
Other gain on financial instruments	—	800	1	623
	(1,364)	(1,684)	(609)	(9,018)
Financial Liabilities
Gold Notes	(1,201)	(61)	(5,313)	(61)
Convertible debenture	609	(241)	32	4,570
Unlisted warrant liability	25	(137)	366	5,994
Listed warrant liability	(503)	(2,545)	1,180	11,761
Aris Unlisted warrants	26	—	396	—
Aris Listed warrants	1,391	—	2,235	—
	347	(2,984)	(1,104)	22,264
Total (loss) gain	(1,017)	(4,668)	(1,713)	13,246

Interest and accretion charges for Q3 2023 related primarily to interest expense for the Senior Notes (as defined herein), fees associated with financings and accretion of provisions. Interest and accretion charges increased to $6.8 million in Q3 2023, over the $6.5 million recorded in Q3 2022. As for YTD 2023, interest and accretion charges
                                                Page | 12

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022 increased to $22.4 million, compared to the $19.5 million recorded in YTD 2022 as a result of interest related to the Mubadala loan, which was acquired as part of the Aris Mining transaction and settled in first quarter of 2023.
Summary of Quarterly Results

	For the three months ended
Quarterly results	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Revenue ($000s)	116,469	109,315	96,907	103,361
Gold sold (ounces)	59,040	54,228	49,158	59,157
AISC ($ per oz sold)[1]	1,286	1,234	1,214	1,108
Earnings from mine operations ($000s)	34,563	34,877	33,152	37,744
Net earnings (loss) ($000s)	12,442	8,258	(5,401)	4,769
Earnings (loss) per share – basic ($)	0.09	0.06	(0.04)	0.05
Earnings (loss) per share – diluted ($)	0.09	0.01	(0.04)	0.00
	For the three months ended
Quarterly results	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Revenue ($000s)	93,909	101,371	101,322	93,623
Gold sold (ounces)	53,411	53,884	53,645	51,716
AISC ($ per oz sold)[1]	1,155	1,180	1,072	1,211
Earnings from mine operations ($000s)	39,826	39,352	43,033	36,220
Net earnings (loss) ($000s)	(48,350)	38,965	5,238	6,606
Earnings (loss) per share – basic ($)	(0.48)	0.40	0.05	0.07
Earnings (loss) per share – diluted ($)	(0.48)	0.15	0.05	0.07
1.Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements. Comparative AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Over the trailing eight quarters of results, earnings from mine operations have consistently remained in the $33 million to $43 million range, driven by consistent gold sales of between 49,000 and 59,000 ounces per quarter. Net earnings (loss) and earnings (loss) per share fluctuated throughout the last eight quarters, and were significantly impacted by the revaluation of financial instruments between periods, acquisition and restructuring costs, and gains and losses from fair value charges to investments related to acquisitions and divestments.

                                                Page | 13

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Summary of Financial Condition

	Balance as of
($000s)	September 30, 2023	December 31, 2022

ASSETS
Current
Cash and cash equivalents	210,838	299,461
Gold bullion	935	907
Accounts receivable	36,046	48,526
Inventories	37,888	26,633
Prepaid expenses and deposits	5,922	2,674
	291,629	378,201
Non-current
Cash in trust	2,164	1,110
Mining interests, plant and equipment	875,215	749,146
Investment in Associates	103,723	113,527
Other financial assets	2,884	—
Other non-current assets	103	136
Total assets	1,275,718	1,242,120

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	58,159	47,282
Income tax payable	—	25,765
Note payable	—	51,504
Current portion of long-term debt	28,861	15,524
Current portion of warrant liabilities	7,726	—
Current portion of deferred revenue	3,862	1,606
Current portion of provisions	1,332	1,153
Current portion of lease obligation	1,510	2,416
	101,450	145,250
Non-current
Long-term debt	340,394	362,909
Warrant liabilities	3,629	16,314
Non-current portion of deferred revenue	143,800	143,052
Provisions	27,373	20,963
Deferred income taxes	56,913	48,255
Lease obligation	2,855	3,710
Other non-current liabilities	938	292
Total liabilities	677,352	740,745
Total liabilities and shareholders' equity	1,275,718	1,242,120
Liquidity and capital resources
Aris Mining's objective when managing liquidity and capital resources is to safeguard the Company's ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support the development of the Marmato Lower Mine, Toroparu and Soto Norte Projects, and pursue accretive acquisition opportunities.
Aris Mining had a working capital surplus of $190.2 million (being current assets less current liabilities) at September 30, 2023 (December 31, 2022: $233.0 million) and sufficient cash and cash equivalents to fund its current operating and administration costs. Aris Mining currently generates sufficient cash flow from operations at the Segovia Operations and the Marmato Upper Mine to sustain ongoing operations. The Company is, however, in a growth phase as the Lower Mine project ramps up, various optimization and exploration activities continue at the Segovia Operations, studies and development plan definition continue at Toroparu and investments in the Soto Norte Project continue. The Company expects this phase of growth to continue and should further funding be required, an appropriate mix of debt and equity would be considered.
                                                Page | 14

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Quarterly Cashflow Generated
The cash generated by the Company for the three and nine months ended September 30, 2023 and 2022 is summarized in the table below:

	Three months ended September 30,		Nine months ended September 30,
($000s)	2023	2022	2023	2022
Gold Revenue	$112,955	$92,869	$311,057	$292,803

Total cash cost[1]	(60,641)	(39,674)	(161,225)	(127,571)
Royalties[1]	(4,189)	(3,063)	(12,214)	(9,551)
Social contributions[1]	(2,434)	(3,175)	(7,504)	(9,138)
Sustaining capital - Segovia Operations infill exploration[1]	(1,298)	(3,613)	(2,454)	(10,975)
Sustaining capital - other[1]	(7,351)	(12,186)	(19,118)	(25,558)
All in sustaining cost (AISC) [1]	(75,913)	(61,711)	(202,515)	(182,793)

AISC Margin	37,042	31,158	108,542	110,010

Taxes paid[2]	—	(7,548)	(52,433)	(53,911)
General and administration expense[2]	(3,925)	(5,700)	(10,300)	(14,502)
Change in working capital and other	3,118	4,686	6,252	19,503
Impact of foreign exchange losses on cash balances[2]	49	(3,037)	2,820	(4,959)
Free cash flow from operations	36,284	19,559	54,881	56,141

Expansion and growth capital expenditure[1] at:
Marmato Upper Mine	(5,737)	—	(7,063)	—
Marmato Lower Mine	(8,413)	—	(18,420)	—
Segovia Operations - regional exploration	(2,557)	(1,651)	(8,018)	(3,726)
Segovia Operations - other	(4,012)	(69)	(8,831)	(2,376)
Toroparu Project	(3,874)	(20,047)	(13,189)	(54,797)
Free cash flow from operations after expansion capital	11,691	(2,208)	(640)	(4,758)

Dividends paid and share buy backs[2]	—	(3,398)	—	(13,444)
Proceeds from warrant/option exercises[2]	325	12	2,320	988
Settlement of Soto Norte deferred payment[2]	—	—	(50,000)	—
Purchase of Aris Debenture[2]	—	—	—	(35,000)
Increase in cash acquired with Aris Acquisition[2]	—	95,526	—	95,526
Acquisition and restructuring costs[2]	—	(21,648)	—	(21,648)
Repayment of Gold Notes[2]	(1,847)	—	(5,541)	—
Sale of gold bullion[2]	—	2,563	—	4,621
Interest (paid) received - net	(12,271)	(10,605)	(29,926)	(21,482)
Free cash flow after expansion capital and financing costs	(2,102)	60,242	(83,787)	4,803

Contributions to investment in associates[2]	(1,404)	—	(4,836)	(2,625)
Net change in cash[2]	(3,506)	60,242	(88,623)	2,178

Opening balance at beginning of period[2]	214,344	265,501	299,461	323,565
Closing balance at end of quarter[2]	210,838	325,743	210,838	325,743
1.Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), and additions to mining interests split by nature and site. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.
2.As presented in the Interim Financial Statements and notes for the respective periods.

Working capital requirements of the Company are met through the cash flow generated by ongoing operations, with the surplus cash flow reinvested into expansionary capital projects. Following the Aris Mining Transaction, the Company discontinued its dividend and share buy back policies with a preference for using cash flow to fund the Company’s growth. Key components of Aris Mining’s operating working capital at September 30, 2023 include:
•Cash and cash equivalents of $210.8 million, representing a 30% decrease from the $299.5 million at the end of 2022.
                                                Page | 15

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

•The Note payable due to MDC Industry Holding Company LLC (Mubadala) relating to the deferred consideration for the 20% interest acquired in the Soto Norte Project, which amounted to $51.5 million (inclusive of accrued interest) at December 31, 2022, was settled during the first quarter of 2023 and is no longer included as a liability of the Company.
•Current portion of long-term debt of $28.9 million, reflects an increase of $13.3 million from the $15.5 million of long-term debt at the end of 2022. This increase is driven primarily by the reclassification of the $13.0 million in Convertible Debentures (as defined herein), which mature in April 2024, from a non-current to a current liability during the second quarter of 2023. The remaining increase reflects principal and interest repayments on the $300 million Senior Notes and Gold Notes.
•Income tax payable of $nil, representing a decrease of $25.8 million at the end of 2022, mostly as a result of $52.9 million in annual income tax payments made by the Segovia Operations during Q2 of 2023, pursuant to the Colombian tax regime. The payment related to the 2022 tax liability, as well as an installment payment in respect of 2023 income taxes.
•Accounts receivable of $36.0 million, which decreased by 26% from $48.5 million at the end of 2022, was impacted largely by:
◦the receipt of $13.6 million in during the first nine months of 2023 relating to metal sales; and
◦an additional $5.4 million income tax recoverable related to the Segovia Operations following the annual income tax payments made in Q2 2023 (discussed above), to be offset by 2023 income tax liabilities.
•Inventories of $37.9 million, which increased from $26.6 million at the end of 2022, driven primarily by the strengthening of the Colombian peso against the US dollar, as well as the timing of production consumables delivered to both mining operations in late September 2023.
•Accounts payable and accrued liabilities of $58.2 million, which increased from $47.3 million at the end of 2022 as a result of the management of payables in the ordinary course of business.
•Other changes in working capital from normal operating activities included an increase in prepaid expenses and deposits of $3.2 million, an increase in the current portion of warrant liabilities of $7.7 million and an increase of $2.3 million in the current portion of deferred revenue.
The net decrease in cash at September 30, 2023 compared to December 31, 2022 was $88.6 million, and is attributable to the following components of the statement of cash flows during the period:
•Aris Mining’s operating inflow before tax payments was $126.2 million (YTD 2022: inflow of $117.9 million); the inflow was attributable to the positive income from mining operations.
•Income taxes paid of $52.4 million (YTD 2022: outflow of $53.9 million), in line with the timing of the annual income tax payments related to the Segovia Operations, as required by the Colombian tax authorities.
•Investing activities resulted in net outflows of $134.5 million (YTD 2022: outflows of $20.8 million), which were driven primarily by the settlement of the $50.0 million note payable due to Mubadala, $74.7 million for sustaining and non-sustaining capital expenditures (YTD 2022: $84.4 million) and $4.8 million in contributions to investments in associates (YTD 2022: $2.6 million).
•Financing activities resulted in outflows of $30.7 million (YTD 2022: outflows of $36.0 million), related primarily to the payment of $25.0 million in interest on the $300 million Senior Notes, note payable and convertible debenture. There were also repayments related to the Gold Notes of $5.5 million. During YTD 2022, other financing related outflows comprised $3.1 million in share buy-backs and $10.4 million in dividends paid.
Subsequent to September 30, 2023, the Company subscribed for C$5.0 million of convertible debentures issued by Denarius (“Denarius Debenture”). The Denarius Debenture is due, in cash, on October 19, 2028 and may be converted at the Company’s sole discretion into common shares of Denarius at a conversion price of C$0.45 per share. The Denarius Debenture will pay interest monthly at a rate of 12.0% per annum and also pay quarterly in cash an amount equal to the Gold Premium (as defined below) multiplied by the principal amount of the Denarius Debenture. The Gold Premium is calculated as the percentage equal to (i) 25% of the amount, if any, by which the London P.M. Fix exceeds $1,800 per ounce, divided by (ii) $1,800.

                                                Page | 16

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Contractual Obligations and Commitments

Aris Mining’s contractual obligations and commitments (including any related interest) at September 30, 2023 were as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$58,159	$—	$—	$—	$58,159
Reclamation and closure costs	672	5,663	2,639	16,328	25,302
Lease payments	1,794	1,686	482	1,144	5,106
Gold Notes	21,842	47,706	15,596	—	85,144
Senior Notes	20,625	41,250	301,982	—	363,857
Convertible Debentures	262	13,083	—	—	13,345
Other purchase and contractual commitments[1]	1,500	375	—	55,400	57,275
Total	$104,854	$109,763	$320,699	$72,872	$608,188
1.Other purchase and contractual commitments include all contractual agreements to purchase goods or services that are enforceable and legally binding on the Company, including expenditures required to comply with current mining and exploration license requirements.
Aris Mining’s current silver and gold production from the Marmato Mine and future production from the Toroparu Project are subject to the terms of the respective Wheaton Precious Metals International (WPMI) streaming agreements (see the Significant Financings section for details on each of the agreements).
Liquidity risk

Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at September 30, 2023.

Contingencies

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable.

No such provisions for legal actions, proceedings or tax matters have been recorded by the Company.

                                                Page | 17

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Outstanding Share Data
As of November 8, 2023, Aris Mining had the following equity-based securities issued and outstanding:

Securities	TSX symbol	Number	Shares issuable	Exercise price per share	Expiry or maturity date

Common shares	ARIS	137,216,270
Stock options	Unlisted	60,152	60,152	C$3.09	October 1, 2026
	Unlisted	26,815	26,815	C$3.40	May 12, 2026
	Unlisted	255,000	255,000	C$3.67	April 1, 2024
	Unlisted[1]	416,230	208,115	C$3.72	May 31, 2025
	Unlisted[1]	1,199,612	599,806	C$3.80	March 23, 2025
	Unlisted[1]	3,870,000	1,935,000	C$4.00	March 1, 2025
	Unlisted	1,592,903	1,592,903	C$4.03	January 12, 2026
	Unlisted	465,000	465,000	C$4.05	April 1, 2025
	Unlisted[1]	8,878	4,439	C$4.70	April 6, 2024
	Unlisted[1]	60,000	30,000	C$5.00	June 26, 2025
	Unlisted	90,000	90,000	C$5.45	January 26, 2027
	Unlisted	813,000	813,000	C$5.84	April 1, 2027
	Unlisted	730,000	730,000	C$6.04	April 1, 2026
	Unlisted[1]	1,016,380	508,190	C$6.20	February 12, 2024
	Unlisted	50,000	50,000	C$6.88	July 2, 2025
Aris Mining Warrants	ARIS.WT.B	9,501,355	9,501,355	C$2.21	April 30, 2024
Gold X Warrants[2]	Unlisted[3]	1,046,249	726,934	C$1.90	June 12, 2024
	Unlisted[4]	3,214,125	2,233,174	C$4.03	August 27, 2024
Aris Gold Warrants[1]	ARIS.WT.A5	58,118,755	29,059,377[6]	C$5.50	July 29, 2025
	Unlisted[7]	3,300,000	1,650,000[6]	C$6.00	December 19, 2024
Convertible Debentures	Unlisted	C$18,000,000	3,789,473	C$4.75	April 5, 2024
1.Shares issuable and exercise price per share have been adjusted to reflect the Exchange Ratio of 0.5 Aris Mining share for each Aris Gold Warrant and option; this adjustment is derived from the Aris Mining Transaction See Acquisition of Aris Gold.
2.Shares issuable and exercise price per share have been adjusted to reflect the Gold X Exchange Ratio of 0.6948 Aris Mining share for each Gold X Warrant; this adjustment is derived from GCM Mining’s acquisition of Gold X in 2021.
3.The number of warrants outstanding are shown net of 2,000,000 warrants held by Aris Mining.
4.The number of warrants outstanding are shown net of 625,000 warrants held by Aris Mining.
5.The number of warrants outstanding are shown net of 18,444,445 warrants held by Aris Mining.
6.Pursuant to the Aris Mining Transaction, Aris Gold Warrants are convertible into common shares of Aris Mining.
7.The number of warrants outstanding are shown net of 7,500,000 warrants held by Aris Mining.

                                                Page | 18

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Acquisition of Aris Gold
On September 26, 2022, the Company completed the acquisition of all of the issued and outstanding common shares of Aris Gold not already owned by the Company (the Aris Mining Transaction), with the former shareholders of Aris Gold receiving 0.5 of a common share for every one Aris Gold share held (the Exchange Ratio). The Company issued 38,420,690 common shares to the former shareholders of Aris Gold (excluding the Company’s pre-existing holdings). Additionally, the Company adjusted the Aris Gold options, warrants, PSUs and DSUs with equivalent Aris Mining options, warrants, PSUs and DSUs with the number of such securities issuable and exercise prices adjusted by the 0.5 Exchange Ratio.
The acquisition date fair value of the consideration transferred consisted of the following:

Purchase Price:
Share consideration	$ 90,317
Option consideration	2,075
Listed and Unlisted Warrant consideration	8,813
PSU and DSU consideration	1,106
Fair-value of interest in Aris Gold immediately prior to acquisition
Share in Aris Gold	73,632
Listed and Unlisted Warrants in Aris Gold	3,511
Convertible Debenture	35,000
Aris Gold Notes	9,147
Total consideration	$ 223,601

Purchase price:
Cash and cash equivalents	$ 95,126
Cash in trust	400
Accounts receivable, prepaid expenses and other	10,356
Inventories	4,845
Mining interests, plant and equipment	255,857
Investment in Associate	101,685
Accounts payable and accrued liabilities	(15,502)
Long-term debt	(68,592)
Reclamation liability	(1,287)
Deferred revenue	(59,596)
Deferred consideration	(49,477)
Deferred tax liability	(49,840)
Other liabilities	(374)
Fair value of net assets acquired	$ 223,601

                                                Page | 19

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Significant Financings
Senior notes

On August 9, 2021, the Company issued $300 million face value of senior unsecured notes (the Senior Notes) for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes mature on August 9, 2026. The Senior Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual installments on February 9 and August 9 of each year.

The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes.

On and after August 9, 2023, the Company may redeem the Senior Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes) and accrued and unpaid interest on the Senior Notes up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.438%; 2024 – 101.719%; 2025 and thereafter – 100%. At September 30, 2023 the liability associated with the Senior notes is $294.8 million.

Gold Notes

As part of the Aris Mining Transaction, the gold notes that were issued by Aris Gold (the Gold Notes) were consolidated into Aris Mining. The Company recorded a liability of $67.9 million for the initial fair value of the Gold Notes using valuation pricing models at the closing date of the Aris Mining Transaction. Significant Level 2 inputs used in the valuation model include a credit spread, risk free rates, gold future prices and implied volatility of gold prices. At September 30, 2023 the liability associated with the Gold Notes is $61.5 million.

Convertible Debentures

As at September 30, 2023, a total of C$18.0 million in aggregate principal amount of convertible unsecured subordinated debentures (Convertible Debentures) were issued and outstanding. The Convertible Debentures mature on April 5, 2024 and bear interest of 8.00% per annum, payable monthly in cash in arrears. At September 30, 2023, the fair value of the Convertible Debentures was $13.0 million, determined using the binomial pricing model and Level 2 fair value inputs.

WPMI stream on Marmato Mine

As part of the Aris Mining Transaction, the Company acquired the deferred revenue associated with Aris Gold's precious metals purchase agreement (PMPA) with WPMI (Marmato Mine PMPA). Under the arrangement, WPMI will provide aggregate funding amount to $175 million, of which $53 million had been received prior to the Aris Mining Transaction, with the balance ($122 million) receivable during the construction and development of the Marmato Lower Mine.

Pursuant to the terms of the Marmato Mine PMPA, WPMI will purchase 10.5% of gold produced from the Marmato Mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato Mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and will make payments upon delivery equal to 22% of the spot gold and silver prices thereafter.

The Company and its subsidiaries have provided security in favour of WPMI in respect of their obligations under the Marmato Mine PMPA, including a first ranking general security agreement over substantially all properties and assets of Aris Holdings and its subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of each of the subsidiaries of Aris Holdings.

                                                Page | 20

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recorded the deposit received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the Marmato Mine PMPA.

WPMI stream on Toroparu Project

The Company is party to a PMPA with WPMI with respect to the Toroparu Project (Toroparu Project PMPA). Under the terms of the Toroparu Project PMPA, WPMI will purchase 10% of the gold and 50% of the silver production in the Toroparu Project in exchange for up-front cash deposits totaling $153.5 million.

As of September 30, 2023, the Company has received an initial deposit of $15.5 million, with the remaining $138.0 million subject to WPMI’s election to proceed following receipt of a final feasibility study for the Toroparu Project, environmental study and impact assessment and other project related documents. If WPMI elects not to proceed with the remaining stream financing of $138.0 million, WPMI will be entitled to either (i) a refund from Aris Mining of $13.5 million of the $15.5 million already paid and termination of the Toroparu Project PMPA or (ii) a reduction of the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil.

In addition to the up-front cash deposits mentioned above, WPMI will make ongoing payments to the Company once the Toroparu Project is in operation as follows:

Gold: the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.
Silver: the lesser of the market price and $3.90 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

                                                Page | 21

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Non-IFRS Measures
Aris Mining has presented certain non-IFRS financial measures and non-IFRS ratios in this document. The Company believes these measures and ratios, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Total cash costs
Total cash costs and total cash costs per oz sold are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per oz sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.
Aris Mining changed the method of calculating cash costs in Q3 2022 and all historical information was adjusted. Total cash costs now exclude royalties and include the appropriate mine-level general and administrative costs. General and administrative costs associated with the corporate office (Canada) are excluded from the calculation. Management considers that royalties are not controllable by the operations team and as such exclude them from their cash costs – these costs are included in AISC below. Conversely, mine-level general and administrative costs are controllable by the operations team and as such are included in total cash costs.

	Three months ended September 30, 2023			Three months ended September 30, 2022
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	52,627	6,413	59,040	53,411	—	53,411
Cost of sales[2]	56,543	11,991	68,534	43,777	—	43,777
Less: materials and supplies provision	—	(190)	(190)	—	—	—
Less: royalties[2]	(3,202)	(987)	(4,189)	(3,063)	—	(3,063)
Add: by-product revenue[2]	(3,153)	(361)	(3,514)	(1,040)	—	(1,040)
Less: other adjustments	—	—	—	—	—	—
Total cash costs	50,188	10,453	60,641	39,674	—	39,674
Total cash costs ($ per oz gold sold)	954	1,630	1,027	743	—	743

	Nine months ended September 30, 2023			Nine months ended September 30, 2022
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	145,916	16,510	162,426	160,940	—	160,940
Cost of sales[2]	151,656	33,530	185,186	140,921	—	140,921
Less: materials and supplies provision	—	(190)	(190)	—	—	—
Less: royalties[2]	(9,350)	(2,864)	(12,214)	(9,551)	—	(9,551)
Add: by-product revenue[2]	(10,785)	(849)	(11,634)	(3,799)	—	(3,799)
Less: other adjustments	—	77	77	—	—	—
Total cash costs	131,521	29,704	161,225	127,571	—	127,571
Total cash costs ($ per oz gold sold)	901	1,799	993	793	—	793

	Three months ended June 30, 2023			Three months ended March 31, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	48,381	5,847	54,228	44,908	4,250	49,158
Cost of sales[2]	51,030	11,917	62,947	44,083	9,622	53,705
Less: royalties[2]	(3,488)	(1,127)	(4,615)	(2,660)	(750)	(3,410)
Add: by-product revenue[2]	(2,755)	(322)	(3,077)	(4,877)	(166)	(5,043)
Less: other adjustments	—	—	—	—	77	77
Total cash costs	44,787	10,468	55,255	36,546	8,783	45,329
Total cash costs ($ per oz gold sold)	926	1,790	1,019	814	2,068	922
1.The Marmato Mine was purchased as part of the Aris Mining Transaction on September 26, 2022, and as such, prior year comparatives are not applicable to the Company.
2.As presented in the Interim Financial Statements and notes thereto for the respective periods.

                                                Page | 22

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

All-in sustaining costs
AISC and AISC ($ per oz sold) are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold.
The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non‐IFRS measure provides investors with transparency to the total period‐attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Aris Mining changed the method of calculating AISC in Q3 2022 and all historical information was adjusted. AISC now excludes all non-mine-level general and administrative costs, environmental penalties and non-mine lease payments. Management considers that these costs are not controllable by the operations teams.

	Three months ended September 30, 2023			Three months ended September 30, 2022
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	52,627	6,413	59,040	53,411	—	53,411
Total cash costs	50,188	10,453	60,641	39,674	—	39,674
Add: royalties[2]	3,202	987	4,189	3,063	—	3,063
Add: social programs[2]	2,249	185	2,434	3,175	—	3,175
Add: sustaining capital expenditures	6,685	1,457	8,143	15,240	—	15,240
Add: lease payments on sustaining capital	507	—	507	559	—	559
Total AISC	62,831	13,082	75,913	61,711	—	61,711
Total AISC ($ per oz gold sold)	1,194	2,040	1,286	1,155	—	1,155

	Nine months ended September 30, 2023			Nine months ended September 30, 2022
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	145,916	16,510	162,426	160,940	—	160,940
Total cash costs	131,521	29,704	161,225	127,571	—	127,571
Add: royalties[2]	9,350	2,864	12,214	9,551	—	9,551
Add: social programs[2]	7,072	432	7,504	9,138	—	9,138
Add: sustaining capital expenditures	16,467	3,355	19,822	34,938	—	34,938
Add: lease payments on sustaining capital	1,749	—	1,749	1,595	—	1,595
Total AISC	166,159	36,355	202,514	182,793	—	182,793
Total AISC ($ per oz gold sold)	1,139	2,202	1,247	1,136	—	1,136

	Three months ended June 30, 2023			Three months ended March 31, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	48,381	5,847	54,228	44,908	4,250	49,158
Total cash costs	44,787	10,468	55,255	36,546	8,783	45,329
Add: royalties[2]	3,488	1,127	4,615	2,660	750	3,410
Add: social programs[2]	2,419	247	2,666	2,404	—	2,404
Add: sustaining capital expenditures	2,450	1,362	3,812	7,332	535	7,867
Add: lease payments on sustaining capital	588	—	588	655	—	655
Total AISC	53,732	13,204	66,936	49,597	10,068	59,665
Total AISC ($ per oz gold sold)	1,111	2,258	1,234	1,104	2,370	1,214
1.The Marmato Mine was purchased as part of the Aris Mining Transaction on September 26, 2022, as such prior year comparatives are not applicable to the Company.
2.As presented in the Interim Financial Statements and notes for the respective periods.

                                                Page | 23

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Additions to mineral interests, plant and equipment
The below table reconciles sustaining and non-sustaining capital expenditures (also referred to as growth capital and expansion capital) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

($’000)	September 30, 2023	June 30, 2023	March 31, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Sustaining capital
Segovia Operations	6,685	2,450	7,332	15,240	16,467	34,938
Marmato Upper Mine[1]	1,457	1,362	535	—	3,355	—
Total	8,143	3,812	7,867	15,240	19,822	34,938
Non-sustaining capital
Segovia Operations	6,569	7,638	2,641	1,720	16,849	6,102
Toroparu Project	3,874	4,625	4,690	20,047	13,189	54,797
Marmato Lower Mine[1]	8,413	6,126	3,881	—	18,420	—
Marmato Upper Mine[1]	5,737	645	681	—	7,063	—
Juby Project[1]	—	—	33	—	33	—
Total	24,594	19,034	11,926	21,767	55,554	60,899
Additions to mining interest, plant and equipment[2]	32,736	22,846	19,793	37,007	75,376	95,837
1.The Marmato Mine and Juby Project was purchased as part of the Aris Mining Transaction on September 26, 2022, and as such, prior year comparatives are not applicable to the Company.
2.As presented in the Interim Financial Statements and notes thereto for the respective periods.
Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-IFRS financial measure and non-IFRS ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis, respectively.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange gains, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS.

	Three months ended,				Nine months ended,
($000s except shares amount)	September 30, 2023	June 30, 2023	March 31, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Basic weighted average shares outstanding	137,192,545	136,229,686	136,188,570	100,997,670	136,710,913	98,761,384
Diluted weighted average shares outstanding	137,484,041	140,289,533	136,188,570	100,997,670	140,898,277	107,928,687
Net earnings (loss)[1]	12,442	8,258	(5,401)	(48,350)	15,299	(4,147)
Add back:
Acquisition & restructuring costs[1]	—	—	—	21,648	—	21,648
Share-based compensation[1]	528	459	1,147	1,633	2,134	1,693
Revaluation of Aris Gold to acquisition price[1]	—	—	—	28,217	—	28,217
Revaluation of investment in Denarius[1]	—	10,023	—	—	10,023	—
(Income) loss from equity accounting in investee[1]	(1,063)	1,427	3,241	6,985	3,608	9,112
(Gain) loss on financial instruments[1]	1,017	(10,114)	10,810	4,668	1,713	(13,246)
Foreign exchange (gain) loss[1]	2,285	7,237	2,343	(1,514)	11,865	(1,953)
Income tax effect on adjustments	(796)	(2,453)	(964)	(82)	(4,213)	(187)
Adjusted net (loss) / earnings	14,413	14,837	11,176	13,205	40,429	41,137
Per share – basic ($/share)	0.11	0.11	0.08	0.13	0.30	0.42
1.As presented in the Interim Financial Statements and notes for the respective periods.
                                                Page | 24

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA
EBITDA and Adjusted EBITDA are non-IFRS financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and losses on deferred and current income taxes, and other non-recurring items (Adjusted EBITDA).

	Three months ended,				Nine months ended,
($000s)	September 30, 2023	June 30, 2023	March 31, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Earnings (loss) before tax[1]	24,765	17,283	6,751	(34,673)	48,799	44,217
Add back:
Depreciation and depletion[1]	10,938	8,825	7,646	7,131	27,409	24,332
Finance income[1]	(3,672)	(2,358)	(2,173)	(1,804)	(8,203)	(3,883)
Interest and accretion[1]	6,757	6,746	8,881	6,515	22,384	19,453
EBITDA	38,787	30,496	21,105	(22,831)	90,389	84,119
Add back:
Acquisition & restructuring costs[1]	—	—	—	21,648	—	21,648
Share-based compensation[1]	528	459	1,147	1,633	2,134	1,693
Revaluation of Aris Gold to acquisition price[1]	—	—	—	28,217	—	28,217
Revaluation of investment in Denarius[1]	—	10,023	—	—	10,023	—
(Income) loss from equity accounting in investee[1]	(1,063)	1,427	3,241	6,985	3,608	9,112
(Gain) loss on financial instruments[1]	1,017	(10,114)	10,810	4,668	1,713	(13,246)
Foreign exchange (gain) loss[1]	2,285	7,237	2,343	(1,514)	11,865	(1,953)
Adjusted EBITDA	41,555	39,528	38,646	38,806	119,733	129,590
1.As presented in the Interim Financial Statements and notes for the respective periods.

                                                Page | 25

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Non-IFRS Measures related to the Marmato Mine
The Company acquired control of the Marmato Mine from Aris Gold (now Aris Mining Holdings Corp.) following the closing of the Aris Mining Transaction on September 26, 2022. Accordingly, the consolidated information presented for 2022 comprises operating results of the Marmato Mine from September 26, 2022 to December 31, 2022. Therefore, on a consolidated basis, the operating results of the Marmato Upper Mine are not included in the results of the Company for the period prior to September 26, 2022.
To aid the understanding of the users of the MD&A, as well as providing appropriate analysis of the operations, the Company has disclosed the operating results of the Marmato Mine for the three and nine months ended September 30, 2022 from the Aris Holding Interim Financial Statements.
Total cash costs, all-in sustaining costs and the reconciliation of sustaining and non-sustaining capital expenditures shown below for the Marmato Mine for the three and nine months ending September 30, 2022 have been compiled using the same methodology as described under the respective headings in this Non-IFRS Measures section.

Total cash costs	Three months ended	Nine months ended
($000s except per ounce amounts)	September 30, 2022	September 30, 2022
Total gold sold (ounces)	5,925	21,322
Cost of sales[1]	10,303	32,915
Less: materials and supplies inventory provision	(564)	(564)
Less: royalties[1]	(806)	(3,376)
Less: social programs	(56)	(363)
Add: silver revenue[1]	(135)	(471)
Less: other adjustments	26	(13)
Total cash costs	8,767	28,127
Total cash costs ($ per oz gold sold)	1,480	1,319

All-in sustaining costs	Three months ended	Nine months ended
($000s except per ounce amounts)	September 30, 2022	September 30, 2022
Total gold sold (ounces)	5,925	21,322
Total cash costs	8,767	28,127
Add: royalties[1]	806	3,376
Add: social programs	56	363
Add: sustaining capital expenditures	525	1,184
Total AISC	10,154	33,050
Total AISC ($ per oz gold sold)	1,714	1,550

Additions to mineral interests, plant and equipment	Three months ended	Nine months ended
($000s)	September 30, 2022	September 30, 2022
Sustaining capital expenditures	525	1,184
Non-sustaining capital expenditures	5,953	20,745
Additions to mining interest, plant and equipment[2]	6,478	21,929
1.As presented in notes 15 and 16 of the Aris Holding Interim Financial Statements for the respective periods disclosed, available under Aris Mining Holdings Corp.'s profile on SEDAR+ at www.sedarplus.ca.
2.As presented in note 7 of the Aris Holding Interim Financial Statements for the respective periods disclosed, available under Aris Mining Holdings Corp.'s profile on SEDAR+ at www.sedarplus.ca.

                                                Page | 26

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Significant accounting judgements, estimates and assumptions
Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.

The Company considered the impact of the COVID‐19 pandemic on the significant judgments and estimates made in the consolidated annual financial statements and determined that the effects of COVID‐19 did not have a material impact on the estimates and judgments applied.

a)Significant judgments in the application of accounting policies

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:

Asset acquisitions

The Company applies judgment in determining whether the exploration and evaluation assets it acquires are considered to be asset acquisitions or business combinations. Key factors in this determination are whether reserves have been established; whether the project is capable of being managed as a business by a market participant, and the nature of the additional work to convert resources into reserves.

Exploration and evaluation assets

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for mineral properties. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of a mineral deposit based on information obtained through evaluation activities, including drilling, sampling, metallurgical testing, resource and reserve estimates and economic assessment of whether the mineral deposit can be mined economically. Once technical feasibility and commercial viability of a mineral property can be demonstrated, exploration costs will be assessed for impairment and reclassified to development projects within mineral properties.

b)Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include:

Mineral reserves and resources

The Company’s mineral reserves and resources are estimated based on information compiled by the Company’s qualified persons. Mineral reserves and resources are used in the calculation of amortization and depletion, for the purpose of calculating any impairment charges, and for forecasting the timing of the payment of shutdown, restoration, and clean-up costs.

In assessing the life of a mine for accounting purposes, mineral reserves and resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Mineral reserves and resource estimates may vary as a result of changes in the price of gold, production costs and with additional knowledge of the mineral deposits and mining conditions. Changes in the mineral resource estimates may impact the carrying value of property, plant and
                                                Page | 27

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022 equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

The mineral properties balance is amortized using the units-of-production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces are based on mineral reserves and estimates of mineable mineral resource balances. Changes in these estimates will result in changes to the amortization charges over the remaining life of the operation. A change in reserves and resources would change amortization expense, and this could have a material impact on the operating results.

Depreciation

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Indicators of Impairment

The carrying amounts of property, plant and equipment, E&E assets, development assets and operating assets are assessed for any impairment indicators such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying amounts are in excess of their recoverable amount.

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of long-lived assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered.

If any such indication exists, the Company estimates the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If it is estimated that the recoverable amount of an asset is less than its carrying amount, impairment loss is recognized in profit or loss for the period. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. Reversals of impairment are recognized immediately in profit or loss.

Impairment

Assets that are subject to depreciation and E&E assets are reviewed for impairment, or reversal of impairment, as the case may be, whenever events or changes in circumstances indicate there is a change in the recoverability of the carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows (cash generating units or “CGUs”), which are typically individual mining projects. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36, Impairment of Assets.

                                                Page | 28

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the mineral reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.

When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply. Where a discounted cash flow model is not applicable in the valuation of the asset (for exploration projects), the fair value less cost of disposal is estimated using the market multiples approach based on comparable public companies and transactions in similar jurisdictions.
An impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, other than goodwill, that were previously impaired are reviewed for possible reversal of the impairment at each reporting date when an event warrants such consideration. The reversal is limited to the carrying amount that would have been determined, net of any applicable depreciation, had no impairment charge been recognized in prior years.

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.
Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.

Fair values of financial liabilities

The Gold Notes and warrants are recorded at fair value through profit and loss (FVTPL). Fair values of Gold Notes have been determined based on a valuation methodology that captures all the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. Fair values of listed warrants have been determined based on a Black-Scholes model using quoted market prices in active markets of the underlying securities. Fair values of unlisted warrants have been determined using a liquidity discount from the Black-Scholes value of the listed warrants, which is consistent with the discount that the market has applied for trading prices in comparison to the Black-Scholes valuation of the listed warrants.

Deferred revenue

Judgment was required in determining the accounting for the PMPA between Aris Holdings, Aris Mining, and WPMI which has been reported as deferred revenue.

                                                Page | 29

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the Marmato PMPA (see Note 14 of the Annual Financial Statements), Aris Holdings is required to satisfy the performance obligations through the delivery of gold and silver, and revenue will be recognised over the duration of the contract as Aris Holdings satisfies its obligation to deliver gold and silver ounces.

The deferred revenue will be recognised as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the mine. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for as a cumulative catch-up in the year that the estimates above change.

Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description
Financing Rate	IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.
Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to WPMI.
Life of Mine Production	Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.
Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPMI have been estimated based on the Marmato prefeasibility study.
IFRS 3 – Business Combinations
Judgment was required in determining the acquirer in the acquisition of Aris Gold. Aris Mining has been identified as the acquirer in the acquisition of Aris Gold and the Company has accounted for the Aris Mining Transaction as a business combination. In identifying Aris Mining as the acquirer for accounting purposes, the Company took into consideration the voting rights of all equity instruments, the corporate governance structure of the combined Company, the composition of senior management of the combined Company and the size of each of the companies. In assessing the size of each of the companies, the Company evaluated various metrics, including, but not limited to: market capitalization; assets; cash provided by operating activities; sales; net earnings; and mineral reserves and resources. No single factor was the sole determinant in the overall conclusion that Aris Mining is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.
Financial Instruments and Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)Financial instrument risk
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and Soto Norte deferred payment approximate their carrying values due to their short-term nature.
                                                Page | 30

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

The Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes have been assessed using the trading value of the bonds on the Singapore exchange which indicate a fair market value of $236.0 million.

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and Gold Notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	September 30, 2023		December 31, 2022
	Level 1	Level 2	Level 1	Level 2
Gold Notes	$—	$61,495	$—	$67,145
Warrant liabilities	11,163	192	15,360	954
DSU and PSU liabilities	1,203	938	826	293
Investments and other assets	2,884	—	412	—
Convertible Debentures	—	12,952	—	13,182
Total	$15,250	$75,577	$16,598	$81,574

At September 30, 2023, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)Credit risk

	September 30,	December 31,
	2023	2022

Trade	$480	$13,576
VAT receivable	27,018	30,489
Income tax receivable	5,408	—
Other, net of allowance for doubtful accounts	3,243	4,597
Total	$36,149	$48,662

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at September 30, 2023 the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to an international customer from whom it receives 99.5% of the sales proceeds shortly upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter.

c)Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

•Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).
•Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (C$) and Guyanese Dollar (GYD). The impact of such exposure is recorded in the consolidated statement of income (loss).
                                                Page | 31

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2022 and 2021, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s current net financial assets and liabilities denominated in Canadian dollars, Colombian pesos and Guyanese dollars (in US dollar equivalents) as of September 30, 2023 and December 31, 2022, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	September 30, 2023	Impact of a 10% Change	December 31, 2022	Impact of a 10% Change
Canadian Dollar (C$)	(13,095)	(1,191)	(26,383)	(2,638)
Colombian Peso (COP)	3,352	304	(19,257)	(1,926)
Guyanese Dollar (GYD)	(224)	(21)	(2,498)	(250)

d)Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account. Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:
-the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
-the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at September 30, 2023, the Company had no outstanding commodity hedging contracts in place.

Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.

Transactions Between Related Parties
Key management personnel compensation

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Short-term employee benefits	$1,012	$777	$2,995	$2,595
Termination benefits	—	15,902	—	15,902
Share-based compensation	309	718	1,220	466
Total	$1,321	$17,397	$4,215	$18,963

                                                Page | 32

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Basis for preparation and accounting policies

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of the significant accounting policies are disclosed in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2022. The accounting policies applied for the preparation of the unaudited condensed consolidated interim financial statements are consistent with those disclosed in Company’s consolidated financial statements for the year ended December 31, 2022.
Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.
Tailings Management
The tailings collection, treatment and disposal operations at the Segovia Operations and the Marmato Mine are subject to substantial regulation and involve significant environmental risks. The extraction process of separating gold and other metals from the host rock produces tailings. Tailings are the process waste rock generated once crushing, grinding, and extraction of gold or other metals from the ore is completed in the process plant, which are stored in engineered facilities.
Unanticipated failures or damage as well as changes to laws and regulations may occur that could cause injuries, production loss, environmental pollution, a loss event in excess of insurance coverage, reputational damage or other materially adverse effects on the Company’s operations and financial condition resulting in significant monetary losses, restrictions on operations and/or legal liability.
A major spill, failure or overflow of the tailings facilities (including through matters beyond the Company’s control such as extreme weather, seismic events, or other incidents) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings facilities or improper management of site water may contribute to facility failure or tailings release and could also result in damage or injury. At the Marmato Mine, underground mining commenced at the Upper Mine in 1993 but the first tailings storage facility was not constructed until 2006. A second nearby facility was approved in 2012. These first facilities have an approved environmental permit, but were not designed or operated to international standards. Aris Mining is undertaking the detailed design for the closure and remediation of these facilities. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings facility. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by a major spill, failure or overflow of the tailings facilities (including through matters beyond the Company’s control such as extreme weather, seismic events, or other incidents), the Company’s losses or consequences of regulatory action might not be covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation and image of the Company.
Readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2022 dated as of March 31, 2023, which is
                                                Page | 33

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022 available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.
If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ materially from those described in the forward-looking statements related to the Company.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.
The Company's management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting.
Changes in internal controls
During the three months ended September 30, 2023, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.
Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

                                                Page | 34

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Aris Mining Mineral Resources and Mineral Reserves
Mineral reserve estimates

Category	Property	Tonnes (kt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Proven	Marmato	2,196	4.31	16	304	1,157
Probable	Marmato	29,082	3.08	5	2,874	4,980
Probable	Soto Norte	4,953	6.22	34	990	5,477
Proven	Segovia	229	10.92	–	81	–
Probable	Segovia	2,132	9.84	–	675	–
Total P&P					4,924	11,614
Notes:
Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Mining based on its 20% ownership interest. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$1,300 per ounce at Soto Norte, and US$1,700 per ounce at Segovia. The mineral reserve effective dates are September 30, 2022 for Marmato, January 1, 2021 for Soto Norte, and December 31, 2022 for Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P. Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101. See section entitled Qualified Person and Technical Information for more information.

Mineral resource estimates

Category	Property	Tonnes (Mt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Measured	Marmato	2.8	6.04	28	545	2,512
Indicated	Marmato	58.7	2.89	6	5,452	11,758
Indicated	Soto Norte	9.6	5.47	36	1,691	11,065
Measured	Segovia	4.1	14.31	–	1,893	–
Indicated	Segovia	3.8	14.38	–	1,736	–
Measured	Toroparu	42.4	1.45	2	1,975	2,457
Indicated	Toroparu	72.6	1.46	1	3,398	2,893
Indicated	Juby	21.3	1.13	–	773	–
Total M&I					17,463	30,685
Inferred	Marmato	35.6	2.43	3	2,787	3,682
Inferred	Soto Norte	5.5	4.06	26	714	4,551
Inferred	Segovia	4.7	12.11	–	1,823	–
Inferred	Toroparu	21.2	1.71	1	1,168	517
Inferred	Juby	47.1	0.98	–	1,488	–
Total Inferred					7,980	8,750
Notes:
Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Mining based on its 20% ownership interest. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$1,300 per ounce at Soto Norte, US$1,850 per ounce at Segovia, US$1,650 per ounce at Toroparu, and US$1,450 per ounce at Juby. The mineral resource effective dates are September 30, 2022 for Marmato, May 29, 2019 for Soto Norte, September 31, 2023 for Segovia, February 10, 2023 for Toroparu, and July 14, 2020 for Juby. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P. Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101. See section entitled Qualified Person and Technical Information for more information.

                                                Page | 35

Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

Qualified Person and Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.
Measured and indicated mineral resources are inclusive of mineral reserves. Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum's 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A is based upon information included in NI 43-101 compliant technical reports entitled:
1."Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project" dated November 23, 2022 with an effective date of September 30, 2022 (the “2022 Marmato Pre-Feasibility Study). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, Joanna Poeck, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a "Qualified Person" as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.
2.“NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, dated March 21, 2022 with an effective date of January 1, 2021 (the “Soto Norte Technical Report”). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), AusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of the Company.
3."NI 43-101 Technical Report, Prefeasibility Study, Segovia Project, Antioquia, Colombia" dated May 6, 2022 with an effective date of December 31, 2021 (the “Segovia Technical Report”). The Segovia Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Eric Olin, MSc, MBA, MAusIMM, SME-RM, Cristian A. Pereira Farias, SME-RM, David Bird, MSc, PG, SME-RM, Fredy Henriquez, MS Eng, SME, ISRM, Jeff Osborn, BEng Mining, MMSAQP, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Giovanny Ortiz, BS Geology, FAusIMM, Joshua Sames, PE, BEng Civil, Mark Allan Willow, MSc, CEM, SME-RM, and Jeff Parshley, P.G., each of whom is independent of the Company within the meaning of NI 43-101 and is a "Qualified Person" as such term is defined in NI 43-101.
4."Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario" dated October 5, 2020 with an effective date of July 14, 2020 (the “Juby Technical Report”). The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a "Qualified Person" as such term is defined in NI 43-101.
5.“Updated Mineral Resource Estimate NI 43-101 Technical Report for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” dated March 31, 2023 with an effective date of February 10, 2023 (the “Toroparu Technical Report”). The Toroparu Technical Report was prepared by Ekow Taylor, FAusIMM (CP), Maria Muñoz, MAIG, and Karl Haase, P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.
The mineral resource estimate of the Segovia Operations is summarized, derived, or extracted from the news release of the Company dated November 2, 2023, which is available for review on the Company’s website at www.aris-mining.com, on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov, and which has been reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Geology and Exploration Services of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.
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Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022

All the technical reports listed above are available for download on the Company’s website at www.aris-mining.com and are available for review in the Company's filings with the SEC at www.sec.gov. The Soto Norte Technical Report and the Juby Technical Report are available for download on the SEDAR+ profile of Aris Holdings at www.sedarplus.ca. Aris Holdings is now a subsidiary of the Company. The other technical reports are available for download on the Company’s profile on SEDAR+ at www.sedarplus.ca,
Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to the Company's growth strategy and properties, the Company’s key objectives for 2023, the Company’s plans for the construction of the Marmato Lower Mine and the timing thereof, the advancement of the Soto Norte Project and the projected costs, timing and benefits thereof, plans with respect to the Toroparu Project, the benefits relating to the improvements to the operations at the Segovia Operations and the timing thereof, the updated 2023 production and AISC outlooks for the Segovia Operations and the Marmato Upper Mine, the Company's expectation to meet it revised production and AISC guidance, the consistent mill-feed purchased from partner-operated mining operations, the Company’s commitment to formalize and work with small-scale miners in Marmato and the anticipated benefits thereof, statements made under the headings “Business Overview”, “Q3 2023 Highlights”, “Operating Results” and “Outlook”, the Company’s anticipated business plans and strategies, financing sources, the WPMI Stream, expected future cash flows, estimates of future gold production, gold prices, projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures, gold production, total cash costs and AISC per ounce sold, critical accounting estimates, recent accounting pronouncements, risks and uncertainties, limitations of controls and procedures, capital and exploration expenditures and conversion of mineral resources to mineral reserves.
Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, , pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the ability to pay dividends in the future,, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2022 and dated March 31, 2023 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and on the Company's profile with the SEC at www.sec.gov.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or
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Management's Discussion and Analysis Three and nine months ended September 30, 2023 and 2022 statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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